UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): February 26, 2010

BOYDGAMING

Boyd Gaming Corporation
(Exact Name of Registrant as Specified in its Charter)

Nevada	**001-12882**	**88-0242733**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

**3883 Howard Hughes Parkway, Ninth Floor
Las Vegas, Nevada 89169**
(Address of Principal Executive Offices, Including Zip Code)

(702) 792-7200
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Material Definitive Agreement.

On February 26, 2010, Boyd Gaming Corporation (the "Company") entered into an Agreement (the "Agreement") by and among Marina District Development Holding Co., LLC ("MDDH"); Boyd Atlantic City, Inc. ("Boyd Sub"); the Company; MAC, Corp. ("MR Sub"); and MGM Mirage ("MGM" and collectively with MDDH, Boyd Sub, the Company and MR Sub, the "Parties"). Pursuant to the operating agreement of MDDH, dated as of December 13, 2000, among MDDH, Boyd Sub and MR Sub (the "Operating Agreement"), as adopted by the same parties pursuant to that certain Contribution and Adoption Agreement, dated December 13, 2000, Boyd Sub and MR Sub each own 50% of the membership interests in MDDH. Boyd Sub is a wholly-owned subsidiary of the Company and is currently the Managing Member (as defined in the Operating Agreement) of MDDH. MDDH wholly-owns the Marina District Development Company, LLC, which owns and operates the Borgata Hotel Casino and Spa in Atlantic City, New Jersey.

Pursuant to the terms of the Agreement, the Parties agreed to certain provisions to facilitate the transfer (the "Trust Transfer") by MR Sub of its entire interest in MDDH (the "Subject Interest") to a trust (the "Trust") that will be established pursuant to (i) a Stipulation of Settlement to be entered into between MGM and the State of New Jersey, Department of Law and Public Safety, Division of Gaming Enforcement (the "DGE"), In The Matter of The Reopened 2005 Casino License Hearing of Marina District Development Company, LLC and (ii) a trust agreement to be entered into between MGM, MR Sub and the trustee (the "Trustee"). The Agreement also contains provisions amending the Operating Agreement to accommodate the admission of the Trust as a Member (as defined in the Operating Agreement) of MDDH. The Trust Transfer is currently pending before the DGE.

The provisions of the Agreement include but are not limited to the following:

- Boyd Sub approved the Trust Transfer and agreed that the right of first refusal set forth in the Operating Agreement shall not apply to it.

- The Parties agreed that upon the Trust Transfer, the Trust will (i) be admitted as a Member of MDDH in place of MR Sub; (ii) succeed to the Capital Account (as defined in the Operating Agreement) of MR Sub; and (iii) have all rights under the Operating Agreement incident to its newly-acquired ownership interest.

Subject to the occurrence of the Trust Transfer, the Parties agreed to the following provisions:

- Section 6.2 of the Operating Agreement was amended to provide that if MDDH were to refinance its indebtedness under terms and circumstances that permit MDDH to make a one time distribution to its Members of at least $30,807,493 of Distributable Cash, the Managing Member shall be entitled to a one time return of capital of $30,807,493 (the "Specified Distribution"), with the remaining Distributable Cash to be distributed pro rata in accordance with Article 6 of the Operating Agreement.

- If, (i) concurrently with or following the occurrence of a Specified Distribution and (ii) prior to the sale of the Subject Interest by the Trust, the Trust shall have received a cash distribution from MDDH of Distributable Cash (as defined in the Operating Agreement) of at least $10 million (the "Trust Distribution"), the Trust shall pay $10 million to Boyd Sub.

- Following the sale of the Subject Interest by the Trust and the remittance of the proceeds (the "Sale Proceeds") to MGM or MR Sub, MGM shall cause the Subject Amount to be paid to Boyd Sub. For the purposes of the Agreement, "Subject Amount" means (i) if a Trust Distribution has not been made, an amount equal to the greater of (A) the Net Proceeds Portion (as defined in the Agreement) and (B) $10 million; and (ii) if a Trust Distribution has been made, an amount equal to the excess (if any) of the Net Proceeds Portion minus $10 million.

Item 8.01.   Other Events.

The information included in Item 1.01 is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 4, 2010   **Boyd Gaming Corporation**

/s/ Josh Hirsberg
Josh Hirsberg
Senior Vice President, Chief Financial Officer and Treasurer